Exhibit 99.1

NiCE Named a Leader in the 2025 Gartner® Magic Quadrant™ for Contact Center
as a Service For 11th Consecutive Year

NiCE recognized with highest for Ability to Execute and furthest for Completeness of Vision for its CXone Mpower
AI platform

Hoboken, N.J., September 10, 2025 – NiCE (Nasdaq: NICE) today announced that Gartner has recognized NiCE as a Leader in the 2025 Gartner Magic Quadrant for Contact Center as a Service (CCaaS) report. NiCE was rated the furthest for its Completeness of Vision and highest in its Ability to Execute in the Leaders Quadrant. This marks the eleventh consecutive year that NiCE has been named a Leader in the CCaaS Magic Quadrant and the first time NiCE was positioned furthest and highest on the axes.

For a copy of the report, click here.

NiCE credits its positioning to its CXone Mpower AI platform, which unifies workflow automation, self-service, and AI-powered agent assistance into a single, scalable ecosystem. Leveraging AI purpose-built for customer service, CXone Mpower delivers the power of AI across every interaction, orchestrating conversations, automating tasks, and augmenting human agents to create seamless, personalized experiences at scale.

“We believe this recognition is continued validation of NiCE’s leadership in shaping the future of customer experience and creating a NiCE world, one where humans and AI work in harmony to deliver service that’s faster, smarter, and more personal,” said Barry Cooper, President, CX Division, NiCE. “With CXone Mpower, we’re empowering agents with real-time intelligence, automating complex workflows, and building AI that can reason and act, all with one goal in mind: to transform service into experiences that feel effortless, connected, and human.”

Gartner, Magic Quadrant for Contact Center as a Service, Drew Kraus, Jason Bridge, Megan Fernandez, Pri Rathnayake, Pankil Sheth, 8 September 2025. GARTNER is a registered trademark and service mark of Gartner and Magic Quadrant is a registered trademark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.